SEC FILE NUMBER 1-13408
CUSIP NUMBER 253869 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 5, 6, 7, 7A, 8, 9, and 9A of Part II and Item 15 of Part IV

PART I — REGISTRANT INFORMATION

Digital Recorders, Inc.

Full Name of Registrant

Former Name if Applicable

5949 Sherry Lane, Suite 1050

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75225

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of finalizing a reformation of the terms and conditions of a recently completed equity financing transaction. The corrected terms of the equity security and related documents have created certain complex accounting and disclosure issues that have not yet been resolved, and which the Company is currently evaluating and consulting with its independent auditors. Resolution of these matters may have a material effect on the Company’s financial statements for the year ended December 31, 2003, and related disclosures in the Annual Report on Form 10-K. Management has devoted substantial time to this reformation and, as a result, there are other areas for which management has not provided the auditors the sufficient disclosures, support and evidential matter they need to complete their audit. Because of these matters, the Company’s independent auditors have been unable to complete their audit in these areas and issue their auditor’s report related to such financial statements. For the foregoing reasons, although the Company’s management, audit committee and auditors have been working diligently to complete these matters, the Company will not be able to complete and submit Part II and Part IV of the Company’s Annual Report on Form 10-K in their entirety by the March 30, 2004 prescribed due date. In accordance with Rule 12b-25(c), we have attached a letter from the Company’s independent auditors in support of the foregoing. Management anticipates that the portions of the Annual Report on Form 10-K that are not filed by the prescribed due date will be filed on or before April 14, 2004.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David L. Turney	(214)	378-8992

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes      ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes        ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made because the audit has not been completed. In addition, resolution of the matters described in Part III above is required before the contemplated changes can be described and quantified.

Digital Recorders, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 30, 2004	By	/s/ DAVID L. TURNEY
David L. Turney, CEO and President